Exhibit 99.1

Ozon Signs Agreement to Acquire Oney Bank LLC to Expand its Financial Services Operations

April 12, 2021 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “Ozon” or the “Company”), a leading Russian e-commerce platform, announces that Ozon has entered into a sale and purchase agreement to acquire Oney Bank LLC.

Transaction Financing

Ozon entered into a sale and purchase agreement, dated April 12, 2021, to acquire 100% of the charter capital of Oney Bank LLC from Sovcombank. The total consideration will be determined at closing and is subject to price adjustments based on the asset value of the acquired company as of the closing date. The total consideration for the transaction is payable in cash and is not expected to exceed $10.0 million. The transaction is subject to regulatory approval by the Central Bank of Russia and other customary conditions.

Transaction Rationale

The acquisition of Oney Bank is an important milestone for Ozon. This acquisition will equip Ozon with the necessary set of licenses to augment growth and development of its fintech vertical through expanding and enhancing the array and quality of the financial services products offered to the customers and the merchants on Ozon platform. Ozon expects the improved financial services offering to boost engagement and retention of its buyers and attract more sellers to Ozon marketplace, promote monetization across Ozon platform and increase the Company’s total addressable market.

Whilst Ozon is acquiring the bank to enhance its own financial services offering, Ozon will also continue to actively cooperate with other banks and fintech companies to finance the loan book and to develop new products and services for the benefit of the customers and the merchants on Ozon platform.

Vahe Ovasapyan, Vice President, Ozon Financial Services commented: “The acquisition of a bank enables Ozon to implement our product vision in fintech. Our goal was to acquire an asset which we can integrate into our fintech business expediently and efficiently. Furthermore, transparency and reliability of the acquisition target were key criteria for Ozon in concluding this transaction. Sovcombank is our longtime partner and we have had a constructive business relationship for a number of years developing B2B and B2C products. This deal will give us an additional flexibility in launching financial services for our customers and marketplace sellers. This includes faster payment services with lower commissions. I am excited about the near-term development and the long-term outlook for the fintech business at Ozon.”

About Financial Services at Ozon

Ozon began developing its fintech products in 2018. Today the fintech business includes B2C and B2B services that are complementary to Ozon’s core e-commerce operations. Since the launch, the Company has seen exponential growth and strong demand for OZON financial services. As part of its B2C stream, Ozon currently offers customers lending solutions such as an installment payment option for the products purchased via its marketplace, as well as payment instruments such as the Ozon.Card debit card, which has been adopted by close to 500,000 users. Payment services increase customer order frequency and loyalty. The Ozon cardholders exhibited around 60% greater order frequency compared to Ozon’s average customer order frequency in Q1 2021.

Within the B2B domain Ozon is focusing on lending solutions which attract more sellers and business partners to Ozon’s platform. Ozon.Invest is a financing platform that enables marketplace sellers to obtain loans from a number of financial institutions in Russia such as Otkritie Financial Corporation, MTS Bank, Alfa Bank and micro-credit organizations. In February 2021 Ozon registered its own microfinance entity aimed at creating financial products for its merchant base.

About Oney Bank

Oney Bank LLC is a credit institution providing financial services in Russia. It is a former subsidiary of Oney Bank SA. Oney Bank SA was founded in 1983 in France with Auchan Group as the main shareholder. In January 2021 Sovcombank acquired 100% of charter capital of Oney Bank LLC from Auchan Group.

About OZON

Ozon Holdings PLC is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon Express online grocery delivery. For more information, please visit https://corp.ozon.com/

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, OZON

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, OZON

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”) about future events and financial performance. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.